SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)*
PIKE ELECTRIC CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
721283109
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:
☐     Rule 13d — 1(b)
☐     Rule 13d — 1(c)
☒    Rule 13d — 1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	721283109	Page	2	of	10

1	NAMES OF REPORTING PERSONS: J. Eric Pike

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		874,674

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,616,720

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		874,674

WITH:	8	SHARED DISPOSITIVE POWER:

		1,616,720

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,491,394

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	721283109	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Takuan, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,549,253

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,549,253

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,549,253

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	721283109	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Joe B./Anne A. Pike Generation Skipping Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	N/A

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		67,467

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		67,467

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	67,467

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1(a).	Name of Issuer:

Pike Electric Corporation (“Pike Electric”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Pike Way Mount Airy, NC 27030

Item 2(a).	Name of Person Filing:
     This statement on Schedule 13G is being filed jointly by (1) J. Eric Pike, a citizen of the United States of America (“Mr. Pike”), (2) Takuan, LLC, a North Carolina limited liability company (“Takuan”), and (3) Joe B./Anne A. Pike Generation Skipping Trust (“Trust”). The persons described in items (1) through (3) are referred to herein as the “Reporting Persons.”
Item 2(b).	Address of Principal Business Office or, if None, Residence:
     Mr. Pike has his principal business office at 100 Pike Way, Mount Airy, NC 27030. Takuan and the Trust have their principal business offices at 2130 Williams Road, Lewisville, NC 27023.
Item 2(c).	Citizenship:
     Mr. Pike is a citizen of the United States. Takuan is a limited liability company organized under the laws of the State of North Carolina.
Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

721283109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Item 4.	Ownership:
     (a)     Amount beneficially owned:
     The Reporting Persons beneficially own 2,491,394 shares of Common Stock of Pike Electric.
     (b)     Percent of class:
     Based upon 32,810,016 shares of Common Stock outstanding as reported in Pike Electric’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006, Takuan beneficially owned 4.7% of the outstanding shares of Common Stock, the Trust beneficially owned 0.2% of the outstanding shares of Common Stock and Mr. Pike beneficially owned 7.8% of the outstanding shares of Common Stock, which includes the shares of Common Stock held directly by Takuan and the Trust.
     Pike Electric had 307,574 shares of restricted Common Stock outstanding when it filed its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006. The holders of such restricted shares are not entitled to vote such shares until the restrictions thereon lapse. When excluding such restricted shares held by Mr. Pike and all other persons, Takuan had voting power over 4.8% of the outstanding shares of Common Stock entitled to vote, the Trust had voting power over 0.2% of the outstanding shares of Common Stock entitled to vote and Mr. Pike beneficially owned 7.5% of the outstanding shares of Common Stock entitled to vote, which includes the shares of Common Stock held directly by Takuan and the Trust.
     (c)     Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.
     Mr. Pike directly holds and has sole voting and dispositive power with respect to 874,674 shares of Common Stock, which includes 711,286 shares subject to currently exercisable options and excludes 71,429 shares of restricted Common Stock. Mr. Pike may also be deemed to have shared voting and dispositive power with respect to the shares of Common Stock held directly by Takuan and the Trust.

     Takuan directly holds and has voting and dispositive power with respect to 1,549,253 shares of Common Stock. Mr. Pike owns all of the outstanding equity interests in Takuan and, as a result, Mr. Pike may be deemed to have shared voting and dispositive power with regard to the 1,549,253 shares of Common Stock directly held by Takuan.
     The Trust directly holds and has voting and dispositive power with respect to 67,467 shares of Common Stock. Because Mr. Pike is a trustee of the Trust, he may be deemed to have shared voting and dispositive power with regard to the 67,467 shares of Common Stock directly held by the Trust.
Item 5.	Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007
/s/ J. Eric Pike

J. Eric Pike

TAKUAN, LLC

	By:	/s/ J. Eric Pike

Name: J. Eric Pike Title: Manager

JOE B./ANNE A. PIKE GENERATION SKIPPING TRUST

	By:	/s/ J. Eric Pike

Name: J. Eric Pike Title: Trustee

Index Exhibit
SCHEDULE 13G

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement